Registration No. 333-216354

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 3

TO

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TOTAL ENERGY SERVICES INC.

(Exact Name of Registrant as Specified in Its Charter)

ALBERTA	1381, 7350, 7359, 4700, 3533,	98-0423290
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

2550, 300 - 5th Avenue S.W.,

Calgary, Alberta, Canada, T2P 3C4

(403) 698-8445

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

111 8th Avenue, 13th Floor,

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies to:

Cameron M. Danyluk, Esq. Total Energy Services Inc. 2550, 300 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3C4 (403) 698-8445	Christopher J. Cummings, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 77 King Street West Suite 3100 Toronto, Ontario, Canada M5K 1J3 Tel: 416-504-0522 Fax: 416-504-0530	Nicholas P. Fader, Esq. John E. Piasta, Esq. Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7 (403) 298-3333

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 amends the registration statement on Form F-80 filed with the U.S. Securities and Exchange Commission on March 1, 2017, as amended (File No. 333-216354) (the “Registration Statement”), to include the Registrant’s Notice of Extension (as defined below).

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Notice of Extension, dated March 27, 2017 (the “Notice of Extension”), to the Registrant’s Notice of Variation, dated March 13, 2017** (the “Second Notice of Variation”), Notice of Change and Variation, dated March 1, 2017* (the “First Notice of Variation”) and Offer and the associated take-over bid circular, dated December 9, 2016* (the “Offer to Purchase” and, together with the Notice of Extension, the First Notice of Variation and the Second Notice of Variation, the “Circular”).

2.	Informational Legends.

See pages (v) and (vi) of the Notice of Extension.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Vice President, Legal, General Counsel and Corporate Secretary of the Registrant at 2550, 300 -5th Avenue S.W., Calgary, Alberta, Canada, T2P 3C4, or by telephone at (403) 698-8445. Those documents are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, under the SEDAR profile for the Registrant.

4.	List of Documents Filed with the Commission.

See the heading “Notice to Savanna Shareholders in the United States—Documents Forming Part of the Registration Statement” in the Second Notice of Variation.**

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333- 216354) filed with the Commission on March 1, 2017.
**	Previously filed with the Registrant’s Post-Effective Amendment No. 2 to Registration Statement on Form F-80 (Commission File No. 333- 216354) filed with the Commission on March 13, 2017.

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer and Circular (as defined on page (iii) below) and the Notices of Variation (as defined on page (ii) below). If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

If you have questions, please contact: (i) Laurel Hill Advisory Group, the information agent for the Offer (as defined on page (ii) below), by telephone at 1-877-452-7184 (Toll Free in North America), or 1-416-304-0211 (Collect Outside North America), or by email at assistance@laurelhill.com; or (ii) Computershare Investor Services Inc., the depositary for the Offer, by telephone at 1-800-564-6253 (Toll Free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com. Additional contact details for the information agent and the depositary are set out on the back page of this document.

Neither this document, the Original Offer and Circular nor either of the Notices of Variation has been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered under the Offer or the adequacy of the information contained in the Original Offer and Circular, the Notices of Variation or this document. Any representation to the contrary is an offence. Savanna Shareholders in the United States should read the “Notice to Savanna Shareholders in the United States” on pages 9 to 17 of the Second Notice of Variation (as defined on page (ii) below).

Information has been incorporated by reference in the Original Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Original Offer and Circular may be obtained on request and without charge from the Corporate Secretary of Total Energy Services Inc., at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 or by telephone at (403)698-8445. Those documents are also available electronically on SEDAR, at www.sedar.com, under the SEDAR profile for Total Energy Services Inc.

March 27, 2017

NOTICE OF EXTENSION

respecting

TOTAL ENERGY SERVICES INC.’s

OFFER TO PURCHASE

all of the issued and outstanding common shares of

SAVANNA ENERGY SERVICES CORP.

on the basis of 0.1300 of a common share of Total Energy Services Inc. and $0.20 in cash for each common share of Savanna Energy Services Corp.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL

12:00 P.M. (PACIFIC TIME) ON APRIL 7, 2017, UNLESS THE OFFER IS

FURTHER EXTENDED BY TOTAL ENERGY.

ALL OF THE CONDITIONS TO THE OFFER HAVE BEEN SATISFIED OR WAIVED AND 60,952,797

SAVANNA COMMON SHARES (OR APPROXIMATELY 51.6% OF THE OUTSTANDING

SAVANNA COMMON SHARES) HAVE BEEN TAKEN-UP BY TOTAL ENERGY

UNDER THE OFFER TO THE DATE HEREOF.

Reference is made to the offer of Total Energy Services Inc. (“Total Energy” or the “Offeror”), dated December 9, 2016 (the “Original Offer”), to purchase, on the terms and subject to the satisfaction or waiver of the conditions set out therein, all of the issued and outstanding common shares (the “Savanna Common Shares”) of Savanna Energy Services Corp. (“Savanna”), including Savanna Common Shares issued subsequent to December 9, 2016, as such offer was amended by the Offeror’s Notice of Change and Notice of Variation, dated March 1, 2017 (the “First Notice of Variation”), and after giving effect to the waiver of the Minimum Tender Condition (as defined in the Glossary of this document) as set out in the Offeror’s Notice of Variation dated March 13, 2017 (the “Second Notice of Variation” and, collectively with the First Notice of Variation, the “Notices of Variation”).

Total Energy hereby gives notice of the extension of the period during which Savanna Shareholders may tender their Savanna Common Shares under the foregoing offer to 12:00 p.m. (Pacific Time) on April 7, 2017 (subject to any further extension of such period). Whenever used in this document (the “Notice of Extension”), the term “Offer” means the Original Offer, as amended by the First Notice of Variation and after giving effect to: (i) the waiver of the Minimum Tender Condition set out in the Second Notice of Variation; and (ii) the extension of the period during which Savanna Shareholders may tender their Savanna Common Shares under such offer as described in this Notice of Extension, unless the context requires otherwise.

In light of the extension of the period during which Savanna Shareholders may tender their Savanna Common Shares under the Offer, the expiry time of the Offer is now 12:00 p.m. (Pacific Time) on April 7, 2017 (subject to any further extension of such expiry time).

All of the conditions to the Offer set out in Section 4 of the Offer and Circular, “Conditions of the Offer” were either satisfied or waived as of the expiry of the initial deposit period under the Offer (11:59 p.m. (Pacific Time) on March 24, 2017). As a result, Total Energy became obligated to: (i) take-up the Savanna Common Shares that had been validly deposited (and not withdrawn) under the Offer as of that time; and (ii) pay for the Savanna Common Shares taken-up as soon as possible, but in any event not later than three (3) Business Days after taking up such Savanna Common Shares. Immediately following the expiry of the initial deposit period under the Offer, Total Energy provided notice to the Depositary of its acceptance for payment of the Savanna Common Shares deposited (and not withdrawn) under the Offer. In accordance with Section 6 of the Offer, “Take-Up and Payment for Deposited Savanna Common Shares”, as amended, Total Energy has paid for the Savanna Common Shares taken-up to date under the Offer by delivering to the Depositary the requisite number of Total Common Shares and sufficient funds to pay the cash portion of the consideration for such Savanna Common Shares, for transmittal by the Depositary to depositing Savanna Shareholders. Settlement with each Savanna Shareholder whose Savanna Common Shares have been taken-up to date under the Offer (and who is not a Non-exempt Shareholder (as defined in the Glossary of this document)) will be made upon the Depositary forwarding to such Savanna Shareholder: (i) the DRS Statement(s) for the Total Common Shares to which such Savanna Shareholder is entitled; and (ii) a cheque, payable in Canadian funds, in the amount to which such Savanna Shareholder is entitled under the Offer, in accordance with the Letter of Transmittal provided to the Depositary by such Savanna Shareholder. No fractional shares of Total Energy will be issued. Non-exempt Shareholders are not entitled to receive Total Common Shares under the Offer. Accordingly, settlement with each Non-exempt Shareholder whose Savanna Common Shares have been taken-up to date under the Offer will be made upon the Depositary forwarding to such Savanna Shareholder a cheque, payable in Canadian funds, in the amount to which such Savanna Shareholder is entitled, as determined after sales of Savanna Common Shares on behalf of Non-exempt Shareholders are completed by the Depositary (see the information set out in the last paragraph on page 16 of the Second Notice of Variation). Savanna Shareholders in the United States should read the “Notice to Savanna Shareholders in the United States” on pages 9 to 17 of the Second Notice of Variation.

Given that the conditions to the Offer have been satisfied or waived by Total Energy and Total Energy has taken-up the Savanna Common Shares deposited to date under the Offer, Total Energy is required (under applicable Securities Laws in force in Canada) to extend the period during which Savanna Common Shares may be tendered to the Offer for a period of not less than ten (10) days after the date of this Notice of Extension.

(ii)

This Notice of Extension should be read in conjunction with: (i) the Original Offer and the associated take-over bid circular dated December 9, 2016 (the “Original Circular”, and together with the Original Offer, the “Original Offer and Circular”); (ii) the Notices of Variation; (iii) the Letters of Transmittal (as defined in the Glossary of this document); and (iv) the Notice of Guaranteed Delivery (as defined in the Glossary of this document). To the extent not otherwise specifically set out in this document, the Original Offer and Circular, the Notices of Variation, the Letters of Transmittal and the Notice of Guaranteed Delivery are deemed to be updated as of the date hereof to reflect the extension of the period during which Savanna Shareholders may tender their Savanna Common Shares under the Offer as described in this document. Except as otherwise set out in this Notice of Extension, the terms and conditions of the Offer (as amended to the date hereof) and the information in the Original Offer and Circular, the Notices of Variation, the Letters of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. The Original Offer and Circular, the Notices of Variation and this Notice of Extension are collectively referred to in this document as the “Offer and Circular”.

Unless inconsistent with the context: (i) all references to the “Offer” in the Original Offer and Circular should be read as references to the Original Offer, as amended by the First Notice of Variation and after giving effect to: (a) the waiver of the Minimum Tender Condition (as provided in the Second Notice of Variation); and (b) the extension of the period during which Savanna Shareholders may tender their Savanna Common Shares under the Offer (as described in this document); (ii) all references to the “Circular” in the Original Offer and Circular should be read as references to the Original Circular, as amended by the First Notice of Variation and after giving effect to: (a) the waiver of the Minimum Tender Condition (as provided in the Second Notice of Variation); and (b) the extension of the period during which Savanna Shareholders may tender their Savanna Common Shares under the Offer (as described in this document); and (iii) all references to the “Offer and Circular” in the Original Offer and Circular should be read as references to the Original Offer and Circular, as amended by the First Notice of Variation and after giving effect to: (a) the waiver of the Minimum Tender Condition (as provided in the Second Notice of Variation); and (b) the extension of the period during which Savanna Shareholders may tender their Savanna Common Shares under the Offer (as described in this document).

A Savanna Shareholder who has not yet deposited his/her/its Savanna Common Shares under the Offer and who wishes to accept the Offer must, prior to the Expiry Time (as defined in the Glossary of this document), properly complete and execute either of the Letters of Transmittal (printed on YELLOW or BLUE paper, as applicable) and tender the completed and executed Letter of Transmittal, or a manually signed facsimile thereof, together with certificate(s) or a DRS Statement (as defined in the Glossary of this document) representing his/her/its Savanna Common Shares and any other documents required by the applicable Letter of Transmittal, to the Depositary, at one of the offices of the Depositary specified in such Letter of Transmittal. The Original Letter of Transmittal was amended to reflect the increase in the consideration payable under the Offer (as described in the First Notice of Variation) and allow Eligible Holders (as defined in the Glossary of this document) to make the tax election described in the First Notice of Variation (the “Tax Election”). See Section 1 of the First Notice of Variation, entitled “Increase to the Offer Consideration”, under the subheading “Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”. Eligible Holders who have not yet tendered their Savanna Common Shares under the Offer and who wish to make the Tax Election should properly complete the Amended Letter of Transmittal and submit it to the Depositary prior to the Expiry Time. The failure by any such Eligible Holder to provide the Depositary with an Amended Letter of Transmittal will prevent him/her/it from making the Tax Election. See Section 1 of the First Notice of Variation, entitled “Increase to the Offer Consideration”, under the subheading “Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”. Detailed rules and instructions are set out in the applicable Letter of Transmittal. Alternatively, Savanna Shareholders may accept the Offer by: (i) following the procedures for book-entry transfer of Savanna Common Shares described in Section 3 of the Original Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”; or (ii) following the procedures for guaranteed delivery described in Section 3 of the Original Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using Notice of Guaranteed Delivery (printed on GREEN paper), or a manually signed facsimile thereof, in cases where (a) the certificate(s) or DRS Statement representing the Savanna Common Shares is (are) not

(iii)

immediately available, (b) the Savanna Shareholder cannot complete the procedures for book-entry transfer of Savanna Common Shares on a timely basis, or (c) the Savanna Shareholder cannot deliver the certificate(s) or DRS Statement for the applicable Savanna Common Shares, the applicable Letter of Transmittal and all other required documents (if any) to the Depositary prior to the Expiry Time. Savanna Shareholders who wish to accept the Offer will not be required to pay any fee or commission if they tender their Savanna Common Shares directly to the Depositary.

Savanna Shareholders whose Savanna Common Shares are held on their behalf, or for their account, by an investment dealer, broker, bank, trust company or other intermediary, should contact their intermediary directly if they wish to accept the Offer. Intermediaries will likely establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, Savanna Shareholders who wish to tender their Savanna Common Shares to the Offer and whose Savanna Common Shares are held through an intermediary should promptly and carefully follow the instructions provided to them by their investment dealer, broker, bank, trust company or other intermediary.

All cash payments under the Offer are stated, and will be made, in Canadian dollars.

Questions and requests for assistance may be directed to the Depositary or Laurel Hill Advisory Group, the information agent appointed by Total Energy for the Offer (the “Information Agent”). Contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained (on request and without charge) from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and various related materials may also be found on SEDAR, at www.sedar.com, under the SEDAR profile for Savanna. This website address is provided for informational purposes only and no information contained on, or accessible from, the SEDAR website is incorporated by reference in this document.

Ownership of the Total Common Shares that may be distributed in connection with the Offer involves certain risks. For a discussion of various risk factors you should consider in evaluating the Offer, refer to Section 28 of the Original Circular, entitled “Risk Factors”, the additional risk factors set out on page 38 of the First Notice of Variation and the additional risk factors set out on pages 1 – 2 of the Second Notice of Variation.

Savanna Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Savanna Common Shares under the Offer or a disposition of Savanna Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction. See the information set out in Section 1 of the First Notice of Variation, under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. Savanna Shareholders who are Eligible Holders should consult their own tax advisors to determine whether they should make the Tax Election. Savanna Shareholders whose Savanna Common Shares are held on their behalf, or for their account, by an investment dealer, broker, bank, trust company or other intermediary and who wish to make the Tax Election should contact their intermediary directly to determine the procedure for making the Tax Election. It is the Savanna Shareholder’s responsibility to take the steps required to make a valid Tax Election.

No Person (including the Depositary, the Information Agent or any dealer manager or soliciting dealer) has been authorized to give any information or make any representation or warranty on behalf of Total Energy or any of its Affiliates (as defined in the Glossary of this document) in connection with the Offer other than as contained in this document, the Original Offer and Circular, the Notices of Variation and the Letters of Transmittal and, if given or made, any such information, representation or warranty must not be relied upon as having been authorized by Total Energy, the Depositary, the Information Agent or any dealer manager or soliciting dealer. Except as set out in the Offer and Circular, no broker, investment dealer or other Person has been appointed as an agent of Total Energy, or any of its Affiliates, the Depositary, the Information Agent or any dealer manager, for purposes of the Offer.

Neither this document, the Original Offer and Circular, nor either of the Notices of Variation constitutes an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful.

(iv)

The Offer is not being made to, nor will tenders be accepted from or on behalf of, Savanna Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Total Energy may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Savanna Shareholders in any such jurisdiction.

The head office of Total Energy is located at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 and the registered office of Total Energy is located at 4500, 855 – 2nd Street S.W. Calgary, Alberta T2P 4K7.

Various capitalized terms used in this document (including in these cover pages) are defined in the Glossary of this document starting on page 8.

Information contained in this document is given as of March 27, 2017, unless otherwise noted or the context otherwise requires. Total Energy does not undertake any obligation to update any such information except as required by applicable Securities Laws in Canada. Information in this document, the Original Offer and Circular and the Notices of Variation relating to Savanna has been compiled from public sources. Information in this document and the Second Notice of Variation relating to Western Energy Services Corp. has been compiled from public sources. See “Notice Regarding Savanna and Western Information” on page 6 and 7 of this document.

This Notice of Extension contains forward-looking information. Readers should refer to the cautionary note with respect to “Forward-Looking Statements” on pages 5 to 6 of this document.

The effective time of the extension of the period during which Savanna Shareholders may tender their Savanna Common Shares under the Offer, as set out in this Notice of Extension, is 11:59:01 p.m. (Pacific Time) on March 24, 2017.

SAVANNA SHAREHOLDERS IN THE UNITED STATES SHOULD NOTE THE FOLLOWING:

The Offer is being made by a Canadian foreign private issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this document, the Original Offer and Circular and the Notices of Variation in accordance with the disclosure requirements of Securities Laws in force in Canada. Savanna Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with International Financial Reporting Standards, and may be subject to foreign auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Savanna Shareholders who are resident in, or citizens of, the United States, should be aware that the disposition of their Savanna Common Shares and the acquisition by them of Total Common Shares (representing partial consideration) under the Offer may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the Original Offer and Circular, the Notices of Variation and this document and such Savanna Shareholders are encouraged to consult their tax advisors.

The enforcement by investors of civil liabilities under Securities Laws in force in the United States may be affected adversely by the fact that Total Energy is incorporated and organized under the laws of the Province of Alberta, Canada, that all of its officers and directors are residents of Canada, that some or all of the experts named in the Offer and Circular may be residents of a foreign country, and that all or a substantial portion of the assets of Total Energy and said persons may be located outside the United States.

THE ISSUANCE OF TOTAL COMMON SHARES (AS PARTIAL CONSIDERATION) UNDER THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT, THE ORIGINAL OFFER AND CIRCULAR, OR EITHER OF THE NOTICES OF VARIATION AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

(v)

Savanna Shareholders should be aware that Total Energy, directly or indirectly, may, prior to the Expiry Time, bid for or make purchases of Savanna Common Shares, as permitted by Securities Laws in force in Canada.

Savanna Shareholders in the United States should read the “Notice to Savanna Shareholders in the United States” on pages 9 to 17 of the Second Notice of Variation.

QUESTIONS MAY BE DIRECTED TO THE INFORMATION AGENT

North America Toll Free: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

(vi)

NOTICE OF EXTENSION

This Notice of Extension extends the time during which Savanna Shareholders may tender their Savanna Common Shares under the Offer. This Notice of Extension also provides an update with respect to the Offer and the Western Arrangement (as defined in the Glossary of this document).

Except as otherwise set out in this Notice of Extension, the information, terms and conditions set out in the Original Offer and Circular, the Notices of Variation, the Letters of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Original Offer and Circular, the Notices of Variation, the Letters of Transmittal and the Notice of Guaranteed Delivery.

March 27, 2017

TO:      THE HOLDERS OF COMMON SHARES OF SAVANNA

1.	SATISFACTION OF CONDITIONS

As of the expiry of the initial deposit period under the Offer (11:59 p.m. (Pacific Time) on March 24, 2017), Total Energy confirmed that all of the conditions described in Section 4 of the Offer and Circular, “Conditions of the Offer”, had been satisfied or waived.

2.	TAKE-UP OF SAVANNA COMMON SHARES

Immediately following the expiry of the initial deposit period under the Offer (at 11:59 p.m. (Pacific Time) on March 24, 2017), Total Energy directed the Depositary to take-up the 60,952,797 Savanna Common Shares deposited (and not withdrawn) under the Offer at that time and advised the Depositary of the extension of the period for deposit of Savanna Common Shares under the Offer until 12:00 p.m. (Pacific Time) on April 7, 2017.

As a result of taking up Savanna Common Shares under the Offer, Total Energy now owns 61,252,797 Savanna Common Shares, representing approximately 51.8% of the outstanding Savanna Common Shares, which includes Savanna Common Shares purchased by Total Energy through the facilities of the TSX prior to the date hereof. In accordance with Section 6 of the Offer, “Take-Up and Payment for Deposited Savanna Common Shares”, as amended, Total Energy has paid for the Savanna Common Shares taken-up to date under the Offer by delivering to the Depositary the requisite number of Total Common Shares and sufficient funds to pay the cash portion of the consideration for such Savanna Common Shares, for transmittal by the Depositary to depositing Savanna Shareholders. Settlement with each Savanna Shareholder whose Savanna Common Shares have been taken-up to date under the Offer (and who is not a Non-exempt Shareholder) will be made upon the Depositary forwarding to such Savanna Shareholder: (i) the DRS Statement(s) for the Total Common Shares to which such Savanna Shareholder is entitled; and (ii) a cheque, payable in Canadian funds, in the amount to which such Savanna Shareholder is entitled under the Offer, in accordance with the Letter of Transmittal provided to the Depositary by such Savanna Shareholder. See Section 6 of the Offer, “Take-Up and Payment for Deposited Savanna Common Shares”. Non-exempt Shareholders are not entitled to receive Total Common Shares under the Offer. Accordingly, settlement with each Non-exempt Shareholder whose Savanna Common Shares have been taken-up to date under the Offer will be made upon the Depositary forwarding to such Savanna Shareholder a cheque, payable in Canadian funds, in the amount to which such Savanna Shareholder is entitled, as determined after sales of Savanna Common Shares on behalf of Non-exempt Shareholders are completed by the Depositary (see the information set out in the last paragraph on page 16 of the Second Notice of Variation). Savanna Shareholders in the United States should read the “Notice to Savanna Shareholders in the United States” on pages 9 to 17 of the Second Notice of Variation.

3.	TIME OF ACCEPTANCE – EXTENSION OF THE OFFER

With effect as of 11:59 p.m. (Pacific Time) on March 24, 2017, Total Energy extended the period during which Savanna Shareholders may tender their Savanna Common Shares under the Offer to 12:00 p.m. (Pacific Time) April 7, 2017, or until such later time and date as may be fixed by Total Energy from time to time in accordance with Section 5 of the Offer, “Acceleration, Extension and Variation of the Offer”.

Accordingly, the “Expiry Time” of the Offer is now 12:00 p.m. (Pacific Time) on April 7, 2017 subject to further extension of the Offer by Total Energy from time to time, as provided in Section 5 of the Offer, “Acceleration, Extension and Variation of the Offer”.

4.	RECENT DEVELOPMENTS

Savanna/Western Energy Services Corp. Transaction Update

On March 9, 2017, Savanna announced that it had entered into an agreement (the “Arrangement Agreement”) to combine with Western Energy Services Corp. (“Western”). The Arrangement Agreement was amended on March 15, 2017 to modify certain terms of the proposed arrangement between Savanna and Western (the “Western Arrangement”). In light of the take-up by Total Energy of 60,952,797 Savanna Common Shares, Total Energy expects that it will be entitled to vote the Savanna Common Shares taken-up by it under the Offer (and other Savanna Common Shares acquired by Total Energy) at the meeting of the Savanna Shareholders (the “Savanna Special Meeting”) to be called to consider the Western Arrangement. As of the date hereof, the support of Total Energy, in its capacity as a Savanna Shareholder, will be required in order to pass a special resolution of the Savanna Shareholders approving the Western Arrangement (as contemplated by the Arrangement Agreement) at the Savanna Special Meeting.

Total Energy has determined that the $20 million break fee (the “Break Fee”) will not be payable under the Arrangement Agreement if the Western Arrangement is not completed as a result of successful completion of the Offer, and Total Energy will vigorously contest any claim for payment of the Break Fee. Total Energy cannot provide any assurance, at this time, that: (i) its interpretation of the applicable provisions of the Arrangement Agreement is correct; (ii) the Break Fee will not be paid as a result of the acquisition of Savanna Common Shares under the Offer; or (iii) it will be successful in its efforts to challenge any claim for payment of the Break Fee, through court proceedings or otherwise. If Total Energy’s interpretation of the applicable provisions of the Arrangement Agreement is incorrect, Savanna may, if Total Energy takes-up Savanna Common Shares under the Offer, become obligated to pay the Break Fee to Western and such payment may reduce the amount of Savanna’s cash resources, may require Savanna to borrow under its available facilities to fund such payment or may require Total Energy to provide funding to Savanna to enable Savanna to make the payment (or a combination of the foregoing).

5.	TIME FOR DEPOSIT

The Offer remains open for acceptance until 12:00 p.m. (Pacific Time) on April 7, 2017, unless the Offer is further extended by Total Energy. If Total Energy elects to further extend the period during which Savanna Shareholders may tender their Savanna Common Shares under the Offer, it will publicly announce details of the extension, as required by applicable Securities Laws in Canada, and will mail a copy of the notice of extension to registered Savanna securityholders who are entitled to receive notice under applicable Securities Laws in force in Canada.

6.	MANNER OF ACCEPTANCE

Savanna Common Shares not previously tendered to the Offer may be deposited under the Offer in accordance with Section 3 of the Offer, “Manner of Acceptance”. Savanna Shareholders should tender their Savanna Common

Shares to the Offer, by using either of the Letters of Transmittal or the Notice of Guaranteed Delivery. Eligible Holders who wish to make the Tax Election should ensure that they duly complete an Amended Letter of Transmittal and deposit that Amended Letter of Transmittal (and any other required documents) with the Depositary prior to the Expiry Time.

7.	TAKE-UP AND PAYMENT FOR DEPOSITED SAVANNA COMMON SHARES

Immediately following the expiry of the initial deposit period under the Offer (at 11:59 p.m. (Pacific Time) on March 24, 2017), Total Energy directed the Depositary to take-up the 60,952,797 Savanna Common Shares deposited (and not withdrawn) under the Offer at that time and advised the Depositary of the extension of the period during which Savanna Shareholders may tender their Savanna Common Shares under the Offer until 12:00 p.m. (Pacific Time) on April 7, 2017.

In accordance with Section 6 of the Offer, “Take-Up and Payment for Deposited Savanna Common Shares” as amended, Total Energy has paid for Savanna Common Shares taken-up to date under the Offer by delivering to the Depositary the requisite number of Total Common Shares and sufficient funds to pay the cash portion of the consideration for such Savanna Common Shares, for transmittal by the Depositary to depositing Savanna Shareholders. Settlement with each Savanna Shareholder whose Savanna Common Shares have been taken-up to date under the Offer (and who is not a Non-exempt Shareholder) will be made upon the Depositary forwarding to such Savanna Shareholder: (i) the DRS Statement(s) for the Total Common Shares to which such Savanna Shareholder is entitled; and (ii) a cheque, payable in Canadian funds, in the amount to which such Savanna Shareholder is entitled under the Offer, in accordance with the Letter of Transmittal provided to the Depositary by such Savanna Shareholder. No fractional shares of Total Energy will be issued. Non-exempt Shareholders are not entitled to receive Total Common Shares under the Offer. Accordingly, settlement with each Non-exempt Shareholder whose Savanna Common Shares have been taken-up to date under the Offer will be made upon the Depositary forwarding to such Savanna Shareholder a cheque, payable in Canadian funds, in the amount to which such Savanna Shareholder is entitled, as determined after sales of Savanna Common Shares on behalf of Non-exempt Shareholders are completed by the Depositary (see the information set out in the last paragraph on page 16 of the Second Notice of Variation). Savanna Shareholders in the United States should read the “Notice to Savanna Shareholders in the United States” on pages 9 to 17 of the Second Notice of Variation.

Total Energy will take-up and pay for further Savanna Common Shares validly deposited under the Offer, as extended, in the manner set out in Section 6 of the Offer, “Take-up and Payment for Deposited Savanna Common Shares” (as amended by the First Notice of Variation) and as required by applicable Securities Laws in Canada.

8.	RIGHT TO WITHDRAW DEPOSITED SAVANNA COMMON SHARES

Savanna Shareholders who tender Savanna Common Shares to the Offer after the expiry of the initial deposit period under the Offer (which ended at 11:59 p.m. (Pacific Time) on March 24, 2017) will have the right to withdraw such Savanna Common Shares in the manner set out in Section 8 of the Offer, “Right to Withdraw Deposited Savanna Common Shares” (as amended by the First Notice of Variation).

9.	CONSEQUENTIAL AMENDMENTS TO THE ORIGINAL OFFER AND CIRCULAR AND OTHER DOCUMENTS

The Original Offer and Circular, the Notices of Variation, the Letter of Transmittal that accompanied the Original Offer and Circular, the Amended Letter of Transmittal that accompanied the First Notice of Variation, and the Notice of Guaranteed Delivery should be read together with this Notice of Extension, and, to the extent not otherwise set out in this document, the Original Offer and Circular, the Notices of Variation, the Letter of Transmittal that accompanied the Original Offer, the Amended Letter of Transmittal that accompanied the First Notice of Variation and the Notice of Guaranteed Delivery are deemed to be updated, as of the date hereof, to give effect to the extension of the period during which Savanna Shareholders may tender their Savanna Common Shares under the Offer, as set out in this document. Except as otherwise set out in this document, the terms and conditions of the Original Offer and the information in the Original Offer and Circular, the Notices of Variation, the Letter of Transmittal that accompanied the Original Offer (as deemed to be amended by the First Notice of Variation), the Amended Letter of Transmittal that accompanied the First Notice of Variation and the Notice of Guaranteed Delivery (as deemed to be amended by the First Notice of Variation) continue to be applicable in all respects.

10.	NOTICE AND DELIVERY

The Original Offer and Circular, the Notices of Variation, the Letter of Transmittal that accompanied the Original Offer and Circular, the Amended Letter of Transmittal that accompanied the First Notice of Variation and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular were, and this Notice of Extension is, being sent to registered owners of Savanna securities. Total Energy does not intend to send this Notice of Extension to non-registered owners of Savanna securities generally, but may determine to send this Notice of Extension to selected non-registered owners of Savanna securities in response to requests or otherwise. If you are a non-registered owner of Savanna securities, and Total Energy or its agent has sent these materials directly to you, your name and address and information about your holdings of Savanna securities have been obtained, in accordance with applicable regulatory requirements, from the intermediary holding such securities on your behalf.

11.	STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Savanna Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Savanna Shareholders. However, such rights must be exercised within prescribed time limits. Savanna Shareholders should refer to the applicable provisions of the Securities Laws of their province or territory for particulars of those rights or consult with a lawyer.

Such rights may in certain cases need to be exercised through CDS or Cede & Co. on behalf of a Savanna Shareholder. Savanna Shareholders should accordingly also contact their broker or other nominee for assistance as required.

12.	DIRECTORS’ APPROVAL

The contents of this Notice of Extension have been approved and the sending thereof to the Savanna Shareholders and the holders of Convertible Securities (as defined in the Glossary of this document) has been authorized by the Total Board.

FORWARD-LOOKING STATEMENTS

This Notice of Extension contains certain forward-looking information (referred to herein as “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “plan”, “scheduled”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “expect”, “may”, “will”, “project”, “should”, or similar words suggesting future events, circumstances or outcomes. In particular, this Notice of Extension contains forward-looking information concerning the Offer, Total Energy’s views with respect to the combined entity (Savanna/Western) that would result from the Western Arrangement and the combined entity (Total Energy/Savanna) that would result from the Offer, Total Energy’s views with respect to the Break Fee, potential benefits of the Offer to Savanna Shareholders and Total Energy’s expectations regarding the voting of Savanna Common Shares owned by Total Energy at the Savanna Special Meeting and the effect of voting by Total Energy on the Western Arrangement.

Forward-looking statements are based upon the opinions and expectations of management of Total Energy as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total Energy or Savanna (or any of their respective Affiliates) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Total Energy, and new laws and regulations (domestic and foreign). Risks relating specifically to Total Energy’s ability to realize anticipated benefits of the proposed combination of Total Energy and Savanna include, but are not limited to: Total Energy’s inability to successfully integrate with Savanna following completion of the Offer (including by changing the Savanna Board to consist of nominees of Total Energy), Total Energy’s inability to retain key Savanna employees following completion of the Offer, the exercise by AIMCo of any change of control rights or creditor rights under the terms of the AIMCo Debt Facility, the exercise by the holders of Savanna Senior Notes of any change of control rights or creditor rights under the terms of the Savanna Senior Notes and Total Energy’s inability to procure financing to fund repayment of amounts outstanding under the AIMCo Debt Facility or the purchase of the Savanna Senior Notes (or both), if required, and Total Energy’s inability to successfully challenge any claim for payment of the Break Fee, through court proceedings or otherwise. Additional risks to which Total Energy is exposed in the conduct of its business are set out under the heading “Risk Factors” in the AIF, and under the heading “Risk Factors” in the Annual MD&A, each of which has been incorporated by reference in the Original Offer and Circular, has been filed with various Securities Regulatory Authorities in Canada and is available under Total Energy’s profile through the SEDAR website at www.sedar.com.

Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this Notice of Extension and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.

Forward-looking information respecting the Offer and the anticipated timing of certain steps or events associated with the Offer is based upon various assumptions and factors, including, in addition to those noted elsewhere in this Notice of Extension, publicly reported financial information concerning Savanna and Western, publicly reported information concerning the number of outstanding Savanna Common Shares and the number of outstanding Convertible Securities, advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Offer, that each of Savanna and Western, has made full and accurate disclosure of all material information concerning Savanna and Western, as applicable, in accordance with applicable Securities Laws in force in Canada (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no recent material adverse changes in the business, affairs, capital, prospects or assets of Savanna or Western.

Additional risk factors could cause actual results or events to differ materially from the results or outcomes expressed or implied by the forward-looking statements in this Notice of Extension, the Offer and Circular and various documents incorporated by reference in the Original Offer and Circular. For a discussion regarding such risks, see, in particular, the sections of the Original Circular entitled “Purpose of the Offer and Plans for Savanna”, “Certain Information Concerning Securities of the Offeror”, “Regulatory Matters” and “Risk Factors”, the risk factor contained in the Second Notice of Variation on pages 1 – 2, as well as the information contained under the heading “Risk Factors” in each of the AIF and Annual MD&A, which have been incorporated by reference in the Original Offer and Circular.

Total Energy cautions you that the risks described or referenced in this section are not the only ones that could affect the Offer or Total Energy. Additional risks and uncertainties not presently known by Total Energy or that Total Energy currently believes are not material may also materially and adversely affect the satisfaction or waiver by Total Energy of any of the conditions of the Offer, the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of Total Energy. Except as otherwise indicated by Total Energy, forward-looking statements do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur in the future. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. Total Energy, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about Total Energy and the Offer and its anticipated impacts.

The forward-looking statements contained in this Notice of Extension are made as of the date hereof and Total Energy does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this Notice of Extension are expressly qualified by this cautionary statement.

CURRENCY

Unless otherwise noted herein, all references to “$” in this Notice of Extension mean Canadian dollars.

NOTICE REGARDING SAVANNA AND WESTERN INFORMATION

Except as otherwise indicated in this Notice of Extension, the information concerning Savanna and Western contained in this document has been taken from, or is based upon, publicly available information filed by Savanna and Western, respectively, with various Securities Regulatory Authorities in Canada and other public sources available as at March 24, 2017. Total Energy has not had access to the non-public books and records of Savanna or Western and Total Energy is not in a position to independently assess or verify certain of the information in Savanna’s or Western’s publicly filed documents, including their financial statements. Savanna and Western have not reviewed this document and have not confirmed the accuracy and completeness of the information concerning Savanna, Western or the Western Arrangement contained herein. While Total Energy has no reason to believe that such information is inaccurate or incomplete, Total Energy has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding Savanna, Western or the Western Arrangement or whether there has been any failure by Savanna or Western to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither Total Energy, nor any of the directors or officers of Total Energy, assumes any responsibility for the accuracy or completeness of such information or any failure by Savanna or Western to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Total Energy or such Persons. See Section 28 of the Original Circular, “Risk Factors – Risk Factors Related to the Offer and the Offeror”.

NOTICE TO SAVANNA SHAREHOLDERS IN THE UNITED STATES

Savanna Shareholders in the United States should read the “Notice to Savanna Shareholders in the United States” on pages 9 to 17 of the Second Notice of Variation.

GLOSSARY

In this Notice of Extension, unless the context otherwise requires or unless defined elsewhere in this Notice of Extension, the following terms have the meanings set out below:

“ABCA” means the Business Corporations Act (Alberta), and the regulations thereunder, as amended from time to time;

“Affiliate” or “Affiliates” in the context of the statutory procedures under the ABCA described in the Original Offer and Circular, includes, in relation to a body corporate, any other corporation that is considered an affiliated corporation of that body corporate for purposes of the ABCA and otherwise includes, in relation to a Person, any other Person that constitutes an affiliate of the first Person for purposes of NI 62-104, and, unless the context requires otherwise, “Affiliate” or “Affiliates”, when used in relation to Savanna, includes all general and limited partnerships in which Savanna has a direct or indirect ownership interest, including a minority interest;

“AIF” means the Total Energy annual information form, dated March 7, 2017, for the year ended December 31, 2016;

“AIMCo” means Alberta Investment Management Corporation;

“AIMCo Debt Facility” means the $200 million second lien senior secured credit facility of Savanna established by Savanna on December 13, 2016;

“Annual MD&A” means management’s discussion and analysis of results of Total Energy’s operations and financial condition for the year ended December 31, 2016;

“Amended Letter of Transmittal” means the letter of transmittal that accompanied the First Notice of Variation, which reflected the amendment and increase of the consideration payable under the Offer, as set out in the First Notice of Variation, and as deemed to be updated by the Second Notice of Variation and this Notice of Extension;

“Arrangement Agreement” has the meaning ascribed thereto in Section 4 of this Notice of Extension, “Recent Developments”;

“Break Fee” means the $20 million break fee payable in certain circumstances by Savanna to Western as provided for in the Arrangement Agreement (as amended);

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Calgary, Alberta or Toronto, Ontario;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co.;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 20 of the Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”;

“Convertible Securities” means all securities convertible into, or exchangeable or exercisable for, Savanna Common Shares or otherwise evidencing a right to acquire any Savanna Common Shares or other securities of Savanna and including, without limitation, Options, DSUs, PSUs and RSUs;

“Depositary” means Computershare Investor Services Inc., or such other Person as Total Energy may appoint to act as a depositary in relation to the Offer;

“DRS Statement” means a Direct Registration System statement;

“DSU” means a deferred common share unit award of Savanna granted under the DSU Plan;

“DSU Plan” means the deferred common share unit plan of Savanna;

“EBITDA” means earnings before interest, taxes, depreciation and amortization;

“Eligible Holder” means a Savanna Shareholder, that at all relevant times, is resident, or is deemed to be resident in Canada and who is not exempt from Canadian tax under the Income Tax Act (Canada);

“Expiry Time” has the meaning ascribed thereto in Section 3 of this Notice of Extension, entitled “Time of Acceptance – Extension of the Offer”;

“First Notice and Variation” means the Notice of Change and Variation of the Offeror dated March 1, 2017;

“Fully-Diluted Basis” means, with respect to the number of Savanna Common Shares at any time, the number of Savanna Common Shares that would be outstanding assuming all Options, PSUs, RSUs, DSUs and any other rights to receive Savanna Common Shares outstanding at that time (whether or not yet exercisable or convertible) have been exercised or converted in accordance with their terms (as such terms have been publicly disclosed by Savanna);

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Information Agent” means Laurel Hill Advisory Group, or such other Person as Total Energy may retain to act as an information agent in relation to the Offer;

“Interested Common Shareholders” means any Savanna Shareholder who would be excluded from voting as part of the minority in any Subsequent Acquisition Transaction relating to the Savanna Common Shares pursuant to Part 8 of MI 61-101;

“Law(s)” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to a Person, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or its business, undertaking, property or securities;

“Letters of Transmittal” means the Original Letter of Transmittal and/or the Amended Letter of Transmittal, as applicable;

“Minimum Tender Condition” means the condition of the Offer (waived by Total Energy as set out in the Second Notice of Variation) that there be validly tendered under the Offer and not withdrawn at least 66 2/3% of the outstanding Savanna Common Shares (calculated on a Fully-Diluted Basis) held by Savanna Shareholders who are not Interested Common Shareholders;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Non-exempt Shareholders” means a Savanna Shareholder who resides in a Restricted State and who is not an “exempt institutional investor” under the laws of his/her/its state of residence;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Original Offer and Circular, as deemed to be amended by the Notices of Variation and as updated by this Notice of Extension;

“Notices of Variation” means collectively, the First Notice of Variation and the Second Notice of Variation;

“Offer” has the meaning ascribed thereto on page (ii) of the cover pages of this document;

“Offer and Circular” has the meaning ascribed thereto on page (iii) of the cover pages of this document;

“Options” means the options to acquire Savanna Common Shares granted pursuant to the Savanna stock option plan;

“Original Circular” has the meaning ascribed thereto on page (iii) of the cover pages of this document;

“Original Letter of Transmittal” means the letter of transmittal that accompanied the Original Offer and Circular, as deemed to be amended by the Notices of Variation and as updated by this Notice of Extension;

“Original Offer” has the meaning ascribed thereto on page (ii) of the cover pages of this document;

“Original Offer and Circular” has the meaning ascribed thereto on page (iii) of the cover pages of this document;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PSU” means a performance common share unit award of Savanna granted under the PSU Plan;

“PSU Plan” means the performance share unit plan of Savanna;

“Restricted States” means collectively, the U.S. states of Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Illinois, Kentucky, Louisiana, Maryland, Massachusetts, Montana, Nebraska, Nevada, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, Virginia, Washington, West Virginia and Wyoming or in Puerto Rico;

“RSU” means a restricted common share unit award of Savanna granted under the RSU Plan;

“RSU Plan” means the restricted common share unit award plan of Savanna;

“Savanna” means Savanna Energy Services Corp., a body corporate incorporated under the ABCA;

“Savanna Board” means the board of directors of Savanna;

“Savanna Common Shares” means the issued and outstanding common shares of Savanna, and, unless the context requires otherwise, includes common shares of Savanna issuable on the exercise, exchange or conversion of Convertible Securities;

“Savanna Senior Notes” means the 7.00% senior unsecured notes of Savanna due May 25, 2018;

“Savanna Shareholder” or “Savanna Shareholders” or “Common Shareholder” or “Common Shareholders” means a holder or holders of Savanna Common Shares (as applicable);

“SEC” has the meaning ascribed thereto on page (v) of the cover pages of this document;

“Second Notice and Variation” means the Notice of Variation of the Offeror dated March 13, 2017;

“Securities Act” means the Securities Act (Alberta);

“Securities Laws” means the Securities Act and all other applicable securities Laws, including, unless otherwise noted, U.S. securities laws;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Securities Regulatory Authorities and accessible at www.sedar.com;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 20 of the Original Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”;

“Total Board” or “Offeror Board” means the board of directors of Total Energy;

“Total Common Shares” or “Offeror Common Shares” means the common shares in the capital of Total Energy;

“Total Energy” or “Offeror” means Total Energy Services Inc., a body corporate incorporated under the ABCA;

“TSX” means the Toronto Stock Exchange;

“Western” means Western Energy Services Corp., a body corporate incorporated under the ABCA; and

“Western Arrangement” means the arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set out in the Arrangement Agreement.

CERTIFICATE OF TOTAL ENERGY SERVICES INC.

Dated: March 27, 2017

The foregoing, together with the Original Offer and Circular, as amended, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

(signed) DANIEL K. HALYK	(signed) YULIYA GORBACH
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

On behalf of the Board of Directors of Total Energy Services Inc.

(signed) BRUCE PACHKOWSKI	(signed) GREGORY S. FLETCHER
Director	Director

C-1

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or Courier

Calgary	Toronto

600, 530 – 8th Avenue SW Calgary, Alberta T2P 3S8 Attention: Corporate Actions	100 University Avenue, 8th Floor Toronto Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free in North America: 1-800-564-6253

Collect Outside of North America: 1-514-982-7555

e-mail: corporateactions@computershare.com

The Information Agent for the Offer is:

Toll Free in North America: 1-877-452-7184

Collect Outside of North America: 1-416-304-0211

e-mail: assistance@laurelhill.com

Questions or requests for assistance or additional copies of this Notice of Extension, the Original Letter of Transmittal, the Amended Letter of Transmittal, the Notice of Guaranteed Delivery, the Notices of Variation and the Original Offer and Circular may be directed by holders of Savanna Common Shares to the Depositary or the Information Agent at the telephone numbers and locations set out above. You may also contact your broker or other intermediary for assistance concerning the Offer. To keep current with further developments and information about the Offer, visit www.totalenergy.ca/savannaoffer.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Certain Persons

Under Section 124 of the Business Corporations Act (Alberta) (the “ABCA”), the Registrant may indemnify a present or former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and such director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

The Registrant may, subject to the approval of the Court of Queen’s Bench of Alberta, indemnify a person referred to above in respect of an action by or on behalf of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, to procure a judgment in its favor, to which such director or officer is made a party by reason of being or having been a director or an officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, against all costs, charges and expenses reasonably incurred by such director or officer in connection with such action if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

Notwithstanding the foregoing, a person referred to above shall be entitled to indemnity from the Registrant in respect of all costs, charges and expenses reasonably incurred by such person in connection with the defense of any civil, criminal, or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, if the person seeking indemnity: (i) was substantially successful on the merits of such person’s defense of the action or proceeding, (ii) such person acted honestly and in good faith with a view to the best interests of the corporation, (iii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person’s conduct was lawful, and (iv) is fairly and reasonably entitled to indemnity.

A corporation may advance funds to a person referred to above for the costs, charges and expenses of a proceeding; however, the person shall repay the moneys if the individual does not fulfill the conditions set out in (i), (ii), (iii) and (iv) above.

Under the ABCA, the Registrant may purchase and maintain insurance for the benefit of any persons referred to above against any liability incurred by the person in their capacity as a director or officer of the Registrant, or in their capacity as a director or officer, or similar capacity, of another body corporate, if the individual acted in such capacity at the Registrant’s request, except where the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the corporation or the body corporate, as applicable.

The bylaws of the Registrant provide that, subject to section 124 of the ABCA, except in respect of an action by or on behalf of the Registrant or body corporate to procure a judgment in its favor, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if such person (i) acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

2.	Consent to Service of Process

Concurrently with the filing of this Form F-80, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1****	Notice of Extension, dated March 27, 2017 (included in Part I of this registration statement).

1.2***	Second Notice of Variation, dated March 13, 2017.

1.3*	First Notice of Variation, dated March 1, 2017.

1.4*	Offer to Purchase and Circular, dated December 9, 2016.

1.5*	Amended Letter of Transmittal.

1.6*	Notice of Guaranteed Delivery.

1.7*	News Release dated November 23, 2016.

1.8*	News Release dated December 9, 2016.

1.9*	News Release dated January 10, 2017.

1.10*	News Release dated January 13, 2017.

1.11*	Notice To Readers dated December 15, 2016.

1.12*	Form of Support Agreement with Franklin Bissett Investment Management.

1.13*	Form of Support Agreement with Foyston, Gordon & Payne Inc.

1.14*	Form of Support Agreement with Invesco Canada Ltd.

1.15*	Letter to Shareholders of Savanna Energy Services Corp.

3.1**	Annual information form dated March 7, 2017 for the year ended December 31, 2016.

3.2**	Audited consolidated financial statements for the years ended December 31, 2016 and 2015 and notes and the auditor’s report in respect thereof.

3.3**	Management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2016.

3.4*	Management proxy circular dated April 12, 2016 in respect of the annual meeting of shareholders held on May 19, 2016.

3.5*	Management proxy circular dated April 16, 2015 in respect of the annual and special meeting of shareholders held on May 21, 2015.

3.6*	Unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2016 and notes related thereto.

3.7*	Management’s discussion and analysis of results of operations and financial condition for the three and nine month periods ended September 30, 2016.

3.8*	Description of the Debentures.

4.1*	Consent of KPMG LLP.

4.2*	Consent of Bennett Jones LLP.

4.3**	Consent of KPMG LLP.

5.1*	Powers of Attorney.

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333-216354) filed with the Commission on March 1, 2017.

**	Previously filed with the Registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form F-80 (Commission File No. 333-216354) filed with the Commission on March 8, 2017.
***	Previously filed with the Registrant’s Post-Effective Amendment No. 2 to Registration Statement on Form F-80 (Commission File No. 333-216354) filed with the Commission on March 13, 2017.
****	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Post-Effective Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, province of Alberta, country of Canada, on this 27th day of March, 2017.

TOTAL ENERGY SERVICES INC.

By:	/s/ Cam Danyluk
Name:	Cam Danyluk
Title:	Vice President Legal and General Counsel

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel Halyk	President, Chief Executive Officer and Director (Principal Executive Officer)
Daniel Halyk March 27, 2017

*	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
Yuliya Gorbach March 27, 2017

*	Chairman of the Board of Directors
Bruce Pachkowski March 27, 2017

*	Director
Gregory Fletcher March 27, 2017

Director
Randy Kwasnicia

*	Director
Greg Melchin March 27, 2017

Director
Andrew Wiswell

*By:	/s/Daniel Halyk
Name:	Daniel Halyk Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Post-Effective Amendment No. 3 to the registration statement, solely in the capacity of the duly authorized representative of Total Energy Services Inc. in the United States, on this 27th day of March, 2017.

C T CORPORATION SYSTEM		Authorized Representative in the United States

By:	/s/ Kendra Jesus
Name:	Kendra Jesus
Title:	Vice President